EXHIBIT 99.1

Norsk Hydro: New Members of Hydro's Corporate Management Board

OSLO, Norway, Feb. 8, 2007 (PRIME NEWSWIRE) -- Tom Roetjer and Joergen C. Arentz Rostrup have been appointed members of Hydro's Corporate Management Board, with responsibilities for Projects and Power, respectively. The appointments reflect Hydro's ambitions to grow as a focused aluminium company.

The appointments will take effect following completion of the proposed merger of Hydro's oil and gas activities with Statoil, expected in third quarter 2007.

Roetjer (53), currently project director for the Ormen Lange gas field development, will be responsible for Hydro's projects in Norway and abroad, including the planned Qatalum aluminium project in Qatar. Roetjer has been involved in most of Hydro's development projects since he joined the company in 1980 and headed Hydro's technology and project sector for nearly six years. He will continue to head the Ormen Lange project until the field comes onstream, scheduled for October 2007. Roetjer holds an engineering degree from the Norwegian University of Science and Technology (NTNU) in Trondheim.

Rostrup (40) will manage Hydro's power production facilities, including solar energy activities. He comes from a position as head of Oil & Energy Markets, in charge of oil, gas and power sales. Since joining Hydro in 1991, he has held a number of management positions in energy, finance and international business development in Norway, the United States and Singapore. Rostrup holds a Master's degree from the Norwegian School of Economics and Business Administration (NHH) in Bergen.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information -- Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 CONTACT:  Press contact
           Cecilie Ditlev-Simonsen
           +47 22532097
           Cellular: +47 41559250
           Cecilie.Ditlev-Simonsen@hydro.com

           Press contact
           Inger Sethov
           +47 22532036
           Cellular: +47 95022359
           Inger.Sethov@hydro.com

           Investor contact
           Stefan Solberg
           +47 22539280
           Cellular: +47 91727528
           Stefan.Solberg@hydro.com

           Norsk Hydro ASA
           Drammensveien 264
           N-0240 Oslo
           Norway
           +47 22538100
           Fax: +47 22532725
           www.hydro.com